UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2014.

or

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from            to           .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.

401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan
and address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.

401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2014 AND 2013

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Investment Committee and Audit Committee

Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland

June 29, 2015

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS
Investments, at fair value	$281,511,077	$236,786,599

Receivables
Employee contributions	813,295	651,497
Employer contributions	4,809,696	2,943,483
Participant notes receivable	5,381,945	3,940,487

Total receivables	11,004,936	7,535,467

Total assets	292,516,013	244,322,066

LIABILITIES
Excess contributions refundable	233,392	306,717

Net assets reflecting investments at fair value	292,282,621	244,015,349

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,520,603)	(2,103,995)

Net assets available for benefits	$289,762,018	$241,911,354

See notes to financial statements

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

Additions:
Income on investments and participant notes receivable
Interest on participant notes receivable	$195,957
Net appreciation in fair value of investments	6,711,054

Income on investments and participant notes receivable	6,907,011

Contributions:
Employees	18,282,046
Employer	4,839,298
Rollovers	39,190,672

Total contributions	62,312,016

Total additions	69,219,027

Deductions:
Benefit payments	21,255,275
Administrative expenses	113,088

Total deductions	21,368,363

Net increase	47,850,664

Net assets available for benefits:
Beginning of the year	241,911,354

End of the year	$289,762,018

See notes to financial statements

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - PLAN DESCRIPTION

The following description of Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.  Copies of this summary are available from Sinclair Broadcast Group, Inc. (the “Company” or “Employer”), Human Resources Department.

General

The Plan was adopted on January 1, 1988 and was amended and restated effective April 14, 2010 pursuant to a Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Non-standardized 401(k) Profit Sharing Plan Prototype Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is a participatory defined contribution plan covering substantially all of the Company’s employees. Mass Mutual is the administrator of the Plan and operates the plan in accordance with the Plan documents.  State Street Bank and Trust Company is the trustee of the Plan.  The Board of Directors is responsible for oversight of the Plan.  The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors. An employee is eligible to participate in the Plan upon successful completion of the introductory period (90-day evaluation period to which all new employees and re-hires are subject).  Re-hires, if eligible to participate in the Plan on their date of termination, are eligible to enter the Plan on the date of re-hire.  Although employees may participate in the Plan, they will not be eligible to receive the discretionary Company match until they have completed one year of service.  An employee will earn a year of service if they work at least 1,000 hours during the 12-month period immediately following their date of hire or if they work at least 1,000 hours during any Plan year beginning after their date of hire.  In addition, once a participant completes a year of service in order to receive the discretionary match, they must also be employed on the last day of the Plan year and complete at least 1,000 hours of service during the Plan year for which the match pertains.  On October 1, 2012, the Plan was amended to implement an auto enrollment process whereby participants are automatically enrolled at a 3% deferral rate upon becoming eligible.  The Plan was further amended during 2013 to reduce the service requirement for participation from 90 to 75 days.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their total compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers). Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, and the participant’s pro rata share of earnings or losses on invested assets of the trust funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s matching contribution for all participating employees is discretionary and during 2014 the match was equal to 50% of the employee’s contributions limited to the first 4% of compensation the employee contributed.  Contributions to the Plan are invested in the available investment options in accordance with the participant’s election.  A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions and any vested Employer contributions to the Plan, reduced by any outstanding loan balances.  Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

The terminating member must forfeit the current unvested value of the Employer’s contribution to their account. In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the Employer.  Participants are fully vested in their contribution to the Plan and related earnings.  Under the provisions of the Plan, eligible employees become 20% vested in Employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Unallocated assets which consist of forfeited amounts and unapplied loan payments in the Plan were $664,142 and $36,624 as of December 31, 2014 and 2013, respectively. During 2014, $114,606 of forfeitures were used to fund Employer contributions. Unallocated assets relating to forfeited amounts are invested in the guaranteed investment contract and unallocated assets related to unapplied loan payments are invested in a money market fund.

The December 31, 2014 and 2013 Employer contributions substantially consist of a receivable that was funded subsequent to the Plan’s year end with the Company’s common stock.  The Company may also make additional discretionary profit sharing contributions each year.  There were no additional discretionary contributions during the year ended December 31, 2014.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options except the Sinclair Broadcast Group Common Stock Fund.  Employer contributions are invested in the Sinclair Broadcast Group, Inc. Common Stock Fund, but may be redirected by participants to other fund options immediately.

During 2014, the Company hired employees in connection with the acquisition of television stations, and the execution of shared services agreements with certain third-party owned television stations.  Upon hire, these employees were immediately eligible to participate in the Plan and were credited with service earned while employed by these television station owners.  These employees also have the option to roll their account balance into the Plan.

Excess Contributions Refundable

In order to pass the Actual Deferral Percentage test and the Actual Contributions percentage test under Section 401(a) of the Internal Revenue Code (“IRC”), as of December 31, 2014 and 2013, a refund of contributions plus related investment earnings, totaling $233,392 and $306,717, respectively, has been recorded as a liability to certain employees with a corresponding reduction to contributions.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions.  In the absence of such election by the participant, the method of distribution shall be determined by the Plan.  Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Notes Receivable

Participants have the option to borrow from the vested portion of their account.  The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

the participant’s account with interest charged based on the prime rate at the time of borrowing plus 1%.  The rates charged to participants on current loans outstanding ranged from 3.25% to 10.50% as of December 31, 2014 and 2013.  Participants may have two loans outstanding at one time.  Generally, the term of the loans may not exceed five years.  Interest income from these loans is treated as income to the Plan.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has evaluated subsequent events for recognition and disclosure through the date of this filing.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For further information see Note 3 - Fair Value Measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by accounting guidance, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.  The statement of changes in net assets available for benefits is prepared using the contract value basis for fully-benefit responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation of the fair value of investments consists of realized and unrealized gains and losses and dividends.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid.  Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit payments are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation in fair value of investments.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).”  Under the proposed amendments in ASU 2015-07, Plan investments for which fair value is measured at net asset value per share using the practical expedient should not be categorized in

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

the fair value hierarchy disclosure in the financial statements.  See Note 3 - “Fair Value Measurements.”  ASU 2015-07 is effective for annual periods beginning after December 15, 2015.  The adoption of ASU 2015-07 is not expected to have a material impact on the disclosures in the Plan’s financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).  A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value.  The following is a brief description of those three levels:

•                  Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; or

•                  Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Intermediate term bond	$—	$11,557,041	$—	$11,557,041
Multi sector bond	—	5,196,066	—	5,196,066
Asset allocation - Lifestyle	—	844,819	—	844,819
Asset allocation - Lifecycle	—	68,263,388	—	68,263,388
Large cap value	—	22,160,380	—	22,160,380
Large cap core	—	28,431,073	—	28,431,073
Large cap growth	—	24,142,211	—	24,142,211
Mid cap value	—	2,916,004	—	2,916,004
Mid cap growth	—	6,463,494	—	6,463,494
Small cap value	—	2,973,431	—	2,973,431
Small cap growth	—	4,966,252	—	4,966,252
International-global large core	—	8,062,059	—	8,062,059
International-global large growth	—	2,200,239	—	2,200,239
Mutual funds:
Intermediate term bond	2,474,488	—	—	2,474,488
Large cap value	4,273,368	—	—	4,273,368
Large cap core	21,219,184	—	—	21,219,184
Mid cap core	2,459,820	—	—	2,459,820
Small cap core	5,435,098	—	—	5,435,098
International-global large core	4,882,703	—	—	4,882,703
International-global small/mid cap	2,536,662	—	—	2,536,662
Money market fund	—	537,457	—	537,457
Guaranteed investment contract	—	—	27,317,481	27,317,481
Common stock fund	—	22,198,359	—	22,198,359
Total investments measured at fair value	$43,281,323	$210,912,273	$27,317,481	$281,511,077

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Intermediate term bond	$—	$11,342,394	$—	$11,342,394
Multi sector bond	—	4,742,121	—	4,742,121
Asset allocation - Lifestyle	—	739,810	—	739,810
Asset allocation - Lifecycle	—	40,540,646	—	40,540,646
Large cap value	—	24,309,778	—	24,309,778
Large cap core	—	42,789,537	—	42,789,537
Large cap growth	—	21,583,715	—	21,583,715
Mid cap value	—	2,901,534	—	2,901,534
Mid cap growth	—	5,705,538	—	5,705,538
Small cap value	—	7,973,710	—	7,973,710
Small cap growth	—	5,445,552	—	5,445,552
International-global large core	—	13,289,318	—	13,289,318
International-global large growth	—	2,066,300	—	2,066,300
International-global small/mid cap	—	2,590,019	—	2,590,019
Money market fund	—	20	—	20
Common/collective trust		2,445,936	—	2,445,936
Guaranteed investment contract	—	—	18,669,221	18,669,221
Common stock fund	—	29,651,450	—	29,651,450
Total investments measured at fair value	$—	$218,117,378	$18,669,221	$236,786,599

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

Guaranteed
Investment
Contract
Balance, December 31, 2013	$18,669,221
Interest	604,792
Net unrealized gains and losses related to instruments still held at the reporting date	453,476
Purchases	14,185,531
Sales	(5,445,729)
Net loan activity	(1,149,810)
Balance, December 31, 2014	$27,317,481

Unrealized gains (losses) from the guaranteed investment contract are not included in the statement of changes in net assets available for benefits as the contract is recorded at contract value for purposes of the statements of net assets available for benefits.

Quantitative information regarding significant unobservable inputs used for recurring Level 3 fair value measurements of financial instruments carried at fair value is as follows as of December 31, 2014 and 2013:

December 31, 2014 Assets	Valuation technique	Unobservable input(s)	Weighted average
Guaranteed investment contract	Market value formula	Experience rate	2.99%
		Interest rate	1.25%

December 31, 2013 Assets	Valuation technique	Unobservable input(s)	Weighted average
Guaranteed investment contract	Market value formula	Experience rate	3.60%
		Interest rate	1.16%

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

Following is a description of the valuation methodologies for assets measured at fair value.  There have been no changes to the methodologies used as of December 31, 2014 and 2013.

Pooled Separate Accounts

The fair value of the participation units owned by the Plan in the pooled separate accounts is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Mass Mutual. Redemptions may occur on a daily basis. The use of net asset value as fair value is deemed appropriate as the pooled separate accounts do not have a finite life, unfunded commitments relating to investments, or restrictions on redemptions.

Mutual Funds

The Mutual Funds are valued at the daily closing price as reported by the fund.  Mutual Funds held by the plan are open-end Mutual Funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The Mutual Funds held by the plan are deemed to be actively traded.

Guaranteed Investment Contract

The Guaranteed Interest Account is principally valued using a market value formula approach. The market value is determined to be the estimated liquidation value of the contract. The liquidation value is derived considering factors such as:

(i) the observable interest rate being earned by investments underlying the contract;

(ii) the unobservable assumed interest rate obtainable by MassMutual on new investments where a proxy is the Barclays Capital U.S. Aggregate Index (excluding Treasuries) with an adjustment made to duration; and

(iii) the unobservable comparison between investments supporting the contract and current market rates where historic investments are either at a premium or discount to current market rates, i.e. the experience rate.

Investment contracts are presented at fair value.  Contract value represents contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features.  Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

Common/Collective Trust

The Managed Income Portfolio is a common/collective trust fund that is valued at the net asset value, as a practical expedient, based on the last reported sales price of the underlying investments held by the fund less its liabilities. The Plan’s interest in the collective trust is based on information reported by the investment advisor using the audited financial statements of the collective trust. The Plan also invests in investment contracts through the common/collective trust.  The statements of net assets available for benefits present the fair value of the investment in the common/collective trust as well as the adjustment from fair value to contract value relating to the fully benefit-responsive investment contracts. The investment income is allocated to participants based on their proportionate share of the net assets of the fund. The objective of the fund is to preserve principal while also earning a level of interest income that is consistent with the preservation of principal. The Managed Income Portfolio does not have a finite life, unfunded commitments or restrictions on redemptions.

Common Stock Fund

The Sinclair Broadcast Group, Inc. Common Stock Fund (the “Fund”) is tracked on a unitized basis.  The Fund consists of the Company’s common stock which is valued at its quoted market price and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs.  The Fund is unitized to allow for daily trades.  The value of a unit reflects the combined market value of the Company’s common stock and the cash investments held by the Fund.  As of December 31, 2014, 618,227 units were outstanding with a unitized value of $35.91 per unit.  As of December 31, 2013, 645,298 units were outstanding with a unitized value of $45.95 per unit.  The market value of the Company’s Class A common stock as of December 31, 2014 and 2013 was $27.36 and $35.73, respectively.  The money market fund is valued at net asset value of the units held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

NOTE 4 - INVESTMENTS

During 2014, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in aggregate fair value as follows:

Net realized and unrealized appreciation(depreciation) in aggregate fair value:

Pooled separate accounts	$11,655,338
Mutual Funds	768,052
Common/collective trust	14,835
Guaranteed investment contract	604,792
Sinclair Broadcast Group, Inc. Common Stock Fund	(6,331,963)
$6,711,054

The following presents individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2014 and 2013:

	2014	2013
Guaranteed Interest Account at contract value (fair value $27,317,481 and $18,669,221, respectively)	$24,796,878	$16,602,095
RetireSMART 2030	23,738,043	12,492,206
RetireSMART 2020	22,600,712	14,277,042
Sinclair Broadcast Group, Inc. Common Stock Fund	22,198,359	29,651,450
Vanguard 500 Index	21,219,184	*
Select Focus Value (Harris)	21,095,192	19,951,812
Select Blue Chip Growth (TRP)	17,792,688	16,242,039
MM S&P 500 Index	*	16,542,020

*                 This fund did not represent 5% or more of the Plan’s net assets at year end.

NOTE 5 - INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated May 11, 2009 stating that the form of the Plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan is

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 6 - FULLY BENEFIT-RESPONSIVE GUARANTEED INVESTMENT CONTRACT

The Plan invests in a guaranteed investment contract, the Guaranteed Interest Account, with an insurance company that qualifies as a fully benefit-responsive investment contract.

The Guaranteed Interest Account investment option is provided through a group annuity contract in which the Plan is invested. Under the terms of a group annuity contract, a crediting rate is established for amounts invested in the guaranteed interest account and participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their account balance at contract value. Contract value represents contributions plus credited interest less participant withdrawals and fees.  The Plan considers this investment option to be fully benefit-responsive notwithstanding the liquidation value events under the contract that limit the ability of the Plan to transact at contract value.  The fair value presented in Note 3 represents the estimated liquidation value determined within contract specifications (see the termination provisions stated within the contract). The fair value as of December 31, 2014 and 2013 is $27,317,481 and $18,669,221, respectively.

The average yield earned is calculated by dividing the annual interest credited to the Plan during the Plan year by the average annual fair value. The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the Plan year by the average annual fair value. The average yield earned by the Plan and the average interest rate credited to participants is the same, therefore, no adjustment is needed.  The average yield earned by the Plan and average interest rate credited to participants was 2.63% and 2.55% for 2014 and 2013, respectively. The minimum crediting interest rate cannot be less than zero. As of December 31, 2014, there were no reserves against contract values for credit risk of contract issuers or otherwise.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the Employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013

Net assets available for benefits per the financial statements	$289,762,018	$241,911,354

Employee contributions receivable	(813,295)	(651,497)
Employer contribution receivable	(4,809,696)	(2,943,483)
Excess contributions refundable	233,392	306,717

Net assets available for benefits per the Form 5500	$284,372,419	$238,623,091

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

The following is a reconciliation of Employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2014:

Employer contributions per financial statements	$4,839,298
Less: Employer contribution receivable at end of year	(4,809,696)
Add: Employer contribution receivable at beginning of year	2,943,483

Employer contributions per the Form 5500	$2,973,085

The following is a reconciliation of employee contributions per the financial statements to the Form 5500 for the year ended December 31, 2014:

Employee contributions per financial statements	$18,282,046
Less: employee contributions receivable at end of year	(813,295)
Add: employee contributions receivable at beginning of year	651,497
Add: corrective distributions for the year ended December 31, 2014	258,480

Employee contributions per the Form 5500	$18,378,728

The following is a reconciliation of corrective distributions per the financial statements to the Form 5500 for the year ended December 31, 2014:

Corrective distributions included within employee contributions per financial statements	$258,480
Less: excess contributions refundable at end of year	(233,392)
Add: excess contributions refundable at beginning of year	306,717

Corrective distributions per the Form 5500	$331,805

NOTE 9 - RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS

The Employer matching contributions are made in shares of the Sinclair Broadcast Group, Inc. common stock.  During 2014, the Employer matching contributions amounted to $4,839,298.

Certain Plan investments are pooled separate accounts and a guaranteed investment contract managed by MassMutual Financial Group, an affiliate of MassMutual.  MassMutual is the third party administrator as defined by the Plan.  Therefore, these transactions qualify as exempt party-in-interest transactions.

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2014 and 2013

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to MassMutual of $113,088 for the year ended December 31, 2014, which were not covered by revenue sharing. The Employer pays directly any other fees related to the Plan’s operations.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

EIN: 52-1494660   Plan # 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	(d) Cost (1)	(e) Current Value
*	Guaranteed Interest Account (contract value)	1,706,186 units		$24,796,878
*	Select Focus Value (Harris)	37,862 units		21,095,192
*	Select Large Cap Value (Coumbia/Huber)	42,966 units		11,715,823
*	Premier Core Bond (Babson)	5,199 units		11,557,041
*	Select Fundamental Value (Wellington)	42,332 units		10,444,557
*	Select Overseas (MFS/Harris/JPMorgan)	39,635 units		8,062,059
*	Select Blue Chip Growth (TRP)	58,875 units		17,792,688
*	Global Strategic Income (OFI)	21,163 units		5,196,066
*	Spectrum Growth (T. Rowe Price)	21,406 units		7,335,880
*	Select Mid Cap Growth II (TRP/Frontier)	12,728 units		6,463,494
*	Select Small Cap Growth Equity (W&R/Wellington)	14,058 units		4,966,252
*	Select Gr Opprts (Sands/Delaware)	44,046 units		6,349,524
*	RetireSMART 2020	123,142 units		22,600,712
*	Select Small Company Value (Clover/TRP/EARNEST)	9,608 units		2,973,431
*	RetireSMART 2030	125,352 units		23,738,043
*	Premier Global (OFI)	11,351 units		2,200,239
*	RetireSMART 2040	60,317 units		11,716,856
*	RetireSMART 2010	21,855 units		3,772,111
*	Select BlackRock Global Alloc II	4,870 units		844,819
*	Mid Cap Value (Columbia)	18,829 units		2,916,004
*	RetireSMART 2050	39,715 units		5,485,354
*	RetireSMART in Retirement	5,601 units		950,312
	American Funds EuroPacific Growth	522,151 units		4,882,703
	American Funds Washington Mut.	410,838 units		4,273,368
	MFS International New Discover	275,947 units		2,536,662
	Vanguard 500 Index Fund	2,013,669 units		21,219,184
	Vanguard Mid Cap Index Fund	235,001 units		2,459,820
	Vanguard Small Cap Index Fund	542,834 units		5,435,098
	Vanguard Total Bond Market Index	242,387 units		2,474,488
*	Premier Money Market Fund	4,107 units		537,457

*	Sinclair Broadcast Group, Inc. Common Stock Fund	618,227 units		22,198,359
*	Participant loans	Interest at 3.25% - 10.50%, maturing on various dates, secured by the participant’s account balance		5,381,945
	Total			$284,372,419

* Party-in-interest

(1) Historical cost has not been presented as all investments are participant directed.

See Report of Independent Registered Public Accounting Firm

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

	By:	/s/ David R. Bochenek
David R. Bochenek
Senior Vice President / Chief Accounting Officer

Dated: June 29, 2015

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm